EXHIBIT 99.1

Regulated information

Galapagos kick-starts 2016 with Q1 cash position of €988 M

  First quarter financial results:
    Group revenues €14.8 M
    Group net profit €35.9 M
    End of first quarter cash €987.6 M, including €9.3 M in restricted cash
  Progress in R&D
    Closed transformational deal with Gilead on filgotinib
    Announced expansion of cystic fibrosis portfolio
    Initiated SAPHIRA Phase 2 study with GLPG1837 in CF patients
  Guidance reiterated for 2016 cash burn of €100 - 120 M

Mechelen, Belgium; 28 April 2016 22.00 CET- Galapagos NV (Euronext & NASDAQ: GLPG) announces its unaudited first quarter results, which are further detailed in an online Q1 2016 report published on the Galapagos website, www.glpg.com.

"This first quarter we focused on transitioning the filgotinib programs over to Gilead as they prepared for the discussions with regulatory authorities and the roll-out of Phase 3 programs in rheumatoid arthritis and Crohn's disease," said Onno van de Stolpe, CEO.  "We also announced encouraging progress in our cystic fibrosis programs with AbbVie, with an expanded portfolio of potentiator and corrector drug candidates to increase our chances of success with a potential triple combination therapy for Class II mutation patients.  We initiated a Phase 1 study with corrector GLPG2222, and we started the SAPHIRA Phase 2 program with potentiator GLPG1837 in Class III mutation patients.  We announced further progress in our pipeline in April, with the start of the FLORA Phase 2 study with GLPG1690 in idiopathic pulmonary fibrosis and a Phase 1 study with novel human monoclonal antibody MOR106."

"The closing of the transaction with Gilead for filgotinib brought our cash balance to €1.02 billion in January", said Bart Filius, CFO.  "We have never been so well capitalized in our history, and so well positioned to execute on our promising pipeline.  With our substantial investments in filgotinib, CF, and our other programs, we expect to keep our cash burn for the full year within the range of €100 - 120 million, excluding payments received from Gilead for filgotinib."

Key figures Q1 2016 (unaudited)

(€ millions, except basic income/loss per share)

	31 March 2016 Group Total	31 March 2015 Group Total
Revenues	14.8	20.0
R&D expenditure	(27.8)	(31.6)
G&A and S&M expenses	(4.4)	(3.8)
Operating loss	(17.4)	(15.3)
Fair value re-measurement of share subscription agreement[1]	57.5
Other net financial result	(4.1)	(0.4)
Taxes		1.5
Net result	35.9	(14.2)
Basic income/loss (-) per share (€)	0.81	(0.47)
Diluted income/loss (-) per share (€)	0.79	(0.47)
Cash, Cash equivalents and Restricted cash	987.6[3]	171.4[2]

Notes:

1)  reflects non-cash financial asset adjustment resulting from the Gilead subscription agreement, which offsets the negative €30.6 million non-cash adjustment booked in Q4 2015

2)  including €10.2 million of restricted cash

3)  including €9.3 million of restricted cash

Q1 Report 2016

The Galapagos' Q1 Report for 2016 is available at http://www.glpg.com/financial-reports.  Printed versions of the report can be requested via ir@glpg.com.

Conference call and webcast presentation
Galapagos will conduct a conference call open to the public tomorrow (29 April 2016) at 14:00 Central European Time (CET), which will also be webcast.  To participate in the conference call, please call one of the following numbers ten minutes prior to commencement:

CODE: 6420003

USA:	+1 718 354 1357
UK:	+44 20 7136 2056
Netherlands:	+31 20 716 8295
France:	+33 1 7048 0166
Belgium:	+32 2 620 0138

A question and answer session will follow the presentation of the results.  Go to www.glpg.com to access the live audio webcast.  The archived webcast will also be available for replay shortly after the close of the call.

About Galapagos

Galapagos (Euronext & NASDAQ: GLPG) is a clinical-stage biotechnology company specialized in the discovery and development of small molecule medicines with novel modes of action.  Our maturing pipeline comprises Phase 2, Phase 1, pre-clinical, and discovery programs in cystic fibrosis, inflammation, fibrosis, osteoarthritis and other indications.  We have discovered and developed filgotinib: in collaboration with Gilead we aim to bring this JAK1-selective inhibitor for inflammatory indications to patients all over the world.  Galapagos is focused on the development and commercialization of novel medicines that will improve people's lives.  The Galapagos group, including fee-for-service subsidiary Fidelta, has approximately 440 employees, operating from its Mechelen, Belgium headquarters and facilities in The Netherlands, France, and Croatia.  More information at www.glpg.com.

Contacts

Investors:	Media:
Elizabeth Goodwin	Evelyn Fox
VP IR & Corporate Communications +1 781 460 1784	Director Communications +31 6 53 591 999 communications@glpg.com
Paul van der Horst Director IR & Business Development +31 6 53 725 199
ir@glpg.com

Forward-looking statements
This release may contain forward-looking statements, including, among other things, statements regarding theguidance from management (including guidance regarding the expected cash burn during financial year 2016), financial results and timing of clinical trials.  Galapagos cautions the reader that forward-looking statements are not guarantees of future performance.  Forward-looking statements involve known and unknown risks, uncertainties and other factors which might cause the actual results, financial condition and liquidity, performance or achievements of Galapagos, or industry results, to be materially different from any historic or future results, financial conditions and liquidity, performance or achievements expressed or implied by such forward-looking statements.  In addition, even if Galapagos' results, performance, financial condition and liquidity, and the development of the industry in which it operates are consistent with such forward-looking statements, they may not be predictive of results or developments in future periods.  Among the factors that may result in differences are thatGalapagos' expectations regarding its 2016 revenues and financial results and 2016 operating expenses may be incorrect (including because one or more of its assumptions underlying its revenue or expense expectations may not be realized), Galapagos' expectations regarding its development programs may be incorrect, the inherent uncertainties associated with competitive developments, clinical trial and product development activities and regulatory approval requirements (including that data from Galapagos' ongoing clinical research programs may not support registration or further development of its product candidates due to safety, efficacy or other reasons), Galapagos' reliance on collaborations with third parties, and estimating the commercial potential of its development programs.  A further list and description of these risks, uncertainties and other risks can be found in Galapagos' Securities and Exchange Commission (SEC) filings and reports, including in Galapagos' most recent annual report on form 20-F filed with the SEC and other filings and reports filed by Galapagos with the SEC.  Given these uncertainties, the reader is advised not to place any undue reliance on such forward-looking statements.  These forward-looking statements speak only as of the date of publication of this document.  Galapagos expressly disclaims any obligation to update any such forward-looking statements in this document to reflect any change in its expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based or that may affect the likelihood that actual results will differ from those set forth in the forward-looking statements, unless specifically required by law or regulation.